UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 20, 2022

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS MANAGEMENT CHANGES IN POWER DIVISION

Chelyabinsk, Russia – July 20, 2022 – Mechel PAO (NYSE: MTL, MOEX: MTLR), a leading Russian mining and metals company, announces changes in management of the Group’s power division.

Alexey Fomenko, who prior to his appointment worked as chief executive officer of Elektroset AO, has been appointed chief executive officer of Mechel-Energo OOO. Denis Graf is leaving the company.

“We are glad to welcome such a high-level professional to Mechel Group’s team. Alexey Fomenko has extensive practical experience in the energy industry, which he can now use to improve the efficiency of the Group’s power facilities,” Mechel PAO’s Chief Executive Officer Oleg Korzhov noted.

“We highly appreciate Denis Graf’s contribution as many projects aimed at our facilities’ stable operations have been implemented under his management, and we wish him further success.”

Prior to his appointment, Alexey Fomenko worked as chief executive officer of Elektroset AO since 2018. In 2015-2018, he was director of Elektroset’s Chelyabinsk stand-alone subdivision. In 2008-2015, he was electric shop chief at Mechel-Energo OOO. In 2007-2008, he was shift manager of the electric shop at Chelyabinsk Metallurgical Plant’s thermal power plant.

He graduated Pavlodar State University with a specialty in power plants.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: July 20, 2022

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